AMENDING AGREEMENT

This Amending Agreement made as of the 23rd day of August, 2004.

BETWEEN:

SPEARHEAD RESOURCES INC., a corporation incorporated pursuant to the Business Corporations Act (Alberta)

(“Spearhead”)

AND:

CAMFLO INTERNATIONAL INC., a corporation continued pursuant to the Business Corporations Act (Alberta)

(“Camflo”)

WHEREAS:

A.

Spearhead and Camflo entered into an amalgamation agreement (the “Amalgamation Agreement”) dated as of the 7th day of July, 2004;

B.

The parties now desire to enter into this amending agreement (the “Agreement”) so as to amend the Amalgamation Agreement on the basis set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the sufficiency of which both parties acknowledge, the parties hereto covenant and agree as follows:

1.

In this Agreement capitalized terms not otherwise defined herein shall have the meaning given to them in the Amalgamation Agreement.

2.

The Amalgamation Agreement be and is hereby amended as follows:

(a)

by deleting section 2.3(a) and replacing it with the following:

“the name of Amalco shall be Arctos Petroleum Corp.”

(b)

by adding the following as section 2.7 to the Amalgamation Agreement:

“2.7

U.S. Shareholders

Notwithstanding anything else contained herein Amalco Common Shares issuable to holders of Camflo Shares and Spearhead Shares who are U.S. Persons (as that term is defined in Regulation S under the United States Securities Act of 1933 (the “1933 Act”) (“U.S. Shareholders”) will be issued to Computershare Trust Company of Canada (the “Agent”) in trust for such U.S. Shareholders for sale by the Agent of such shares for and on behalf of such U.S. Shareholders unless a U.S. Shareholder shall, prior to the Effective Date, establish to the satisfaction of Spearhead and Camflo, in their sole discretion, that the issuance and delivery of Amalco Common Shares to such U.S. Shareholder is lawful and does not subject Amalco to any registration, reporting or other requirement.

All Amalco Common Shares which the Agent is required to sell will be pooled and sold as soon as practicable (and in any event not later than three business days after the Effective Date) in transactions effected on the TSXV.  Thereafter, the Agent will forward to each U.S. Shareholder whose Amalco Common Shares have been sold a cheque in Canadian dollars in an amount equal to such person’s pro rata interest in the proceeds of sale of all Amalco Common Shares so sold by the Agent (net of all applicable commissions in respect of such sales and any applicable withholding taxes).”

3.

The Amalgamation Agreement, as amended by this Agreement, shall continue in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

SPEARHEAD RESOURCES INC.

Per:

“Douglas Street”

Douglas Street, President and CEO

CAMFLO INTERNATIONAL INC.

Per:

“Thomas A. Doyle”

Thomas A. Doyle, President and CEO

629745.1